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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*

                           Schein Pharmaceutical, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   806416-10-3
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                                 (CUSIP Number)

                                Robert C. Funsten
                         Senior Vice President, General
                              Counsel and Secretary
                           Schein Pharmaceutical, Inc.
                                100 Campus Drive
                             Florham Park, NJ 07932
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 6, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


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CUSIP No. 806416-10-3

1        NAME OF REPORTING PERSON

         Watson Pharmaceuticals, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         95-3872914

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]          (b) [_]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Watson Pharmaceuticals, Inc. incorporated in the state of Nevada.

NUMBER OF                  7     SOLE VOTING POWER
SHARES                                 26,068,469
BENEFICIALLY
OWNED BY                   8     SHARED VOTING POWER
EACH                                            0
REPORTING
PERSON                     9     SOLE DISPOSITIVE POWER
                                   26,068,469

                          10     SHARED DISPOSITIVE POWER
                                        0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,068,469 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.8%

14   TYPE OF REPORTING PERSON

CO

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Schein Common Stock"), of Schein Pharmaceutical, Inc., a Delaware corporation ("Schein"). The principal executive offices of Schein are located at 100 Campus Drive, Florham Park, NJ 07932.

ITEM 2.  IDENTITY AND BACKGROUND

          (a) The name of the persons filing this statement is Watson Pharmaceuticals, Inc., a Nevada corporation ("Watson"). Watson is a pharmaceutical company primarily engaged in the development, production, marketing and distribution of both branded and off-patent

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          pharmaceutical products. WS Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Watson ("Merger Sub"), actually holds the shares of Schein Common Stock.

          (b) The address of the principal office and principal business of Watson is 311 Bonnie Circle, Corona, CA 92880.

          (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Watson's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          (d) During the past five years, neither Watson nor, to Watson's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither Watson nor, to Watson's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

          (f) All of the directors and executive officers of Watson named in
          Schedule I to this Schedule 13D are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          In a tender offer by Merger Sub for all of the outstanding shares of Schein Common Stock, which commenced on June 6, 2000 and expired on July 3, 2000, Merger Sub purchased 26,068,469 shares of Schein Common Stock, equaling 77.8% of the total outstanding stock of Schein at a price of $19.50 per share. The funds used for the purchase were a combination of cash and monies from Societe Generale pursuant to a Credit Agreement, dated as of July 5, 2000 among Watson, SG Cowen Securities Corporation and Societe Generale (the "Credit Agreement"), a copy of which is attached to this Schedule 13D as Exhibit 99.1, incorporated by reference from Watson's Registration Statement on Form S-4, filed on July 14, 2000.

ITEM 4.  PURPOSE OF TRANSACTION

          (a) - (b) Pursuant to an Agreement and Plan of Merger dated as of May 24, 2000 (the "Merger Agreement"), among Watson, Merger Sub and Schein, and subject to the conditions set forth therein, Merger Sub purchased shares of Schein Common Stock in the tender offer and Merger Sub will be merged with and into Schein (the "Merger"). In the Merger, Schein will become a wholly owned subsidiary of Watson and each share of Schein Common Stock will be converted into the right to receive a fraction of a share of Watson common stock, $0.0033 par value per share ("Watson Common Stock"), in accordance with the Merger Agreement.

          The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2, incorporated by reference from Watson's Current Report on Form 8-K, filed on May 31, 2000.

          (c)  Not applicable.

          (d) On July 6, 2000, upon consummation of the tender offer, five persons, constituting a majority of the directors of Schein, resigned and were replaced by five Watson representatives.

          (e) None, other than a change in the number of outstanding shares of Schein Common Stock as contemplated by the Merger Agreement.

          (f) Upon consummation of the Merger, Schein will become a wholly owned subsidiary of Watson.

          (g) Upon consummation of the Merger, the Restated Certificate of Incorporation of Schein shall remain in effect, except that such Certificate of Incorporation shall be amended so that Article Third, Section A reads in its entirety as follows: "The aggregate number of shares that the Corporation shall have the authority to issue is 1,000 shares of Common Stock, par value $0.001 per share."

          (h) Upon consummation of the Merger, the Schein Common Stock will cease to be quoted on any quotation system or exchange.

          (i) Upon consummation of the Merger, the Schein Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

          (j) Other than as described above, Watson currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Watson reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) - (b) As a result of the tender offer, Watson, through Merger Sub, has the power to vote an aggregate of 26,068,469 shares of Schein Common Stock

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          Except as described in this Schedule 13D: (i) neither Watson nor, to the best knowledge of Watson, any of the persons listed in Schedule I to this 13D or any affiliate or majority-owned subsidiary of Watson or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any shares of Schein Common Stock. Allen Chao, Chairman of the Board, Chief Executive Officer and President of Watson, beneficially owns 50,000 shares of Schein Common Stock. Fred Wilkinson, Chief Operating Officer and Senior Vice President, Sales and Marketing of Watson, beneficially owns 300 shares of Schein Common Stock. Michael Boxer, Senior Vice President and Chief Financial Officer of Watson, beneficially owns 1,000 shares of Schein Common Stock.

          (c) Except as described in this Schedule 13D, none of Watson nor, to the best knowledge of Watson, any of the persons named in Schedule I to this Schedule 13D, has effected any transaction in the shares of Schein Common Stock during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to Watson's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Schein, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
EXHIBIT NO.    DESCRIPTION

99.1 Credit Agreement, dated as of July 5, 2000 among Watson, SG Cowen Securities Corporation and Societe Generale, incorporated by reference from Watson's Registration Statement on Form S-4, filed on July 14, 2000.

99.2 Agreement and Plan of Merger, dated as of May 24, 2000, by and among Watson Pharmaceuticals, Inc., a Nevada corporation, WS Acquisition Corp., a Delaware corporation, and Schein Pharmaceutical, Inc., a Delaware corporation, incorporated by reference from Watson's Current Report on Form 8-K, filed on May 31, 2000.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      July 14, 2000           WATSON PHARMACEUTICALS, INC.

                                   By: /s/ Robert C. Funsten
                                      ------------------------------
                                       Robert C. Funsten
                                       Senior Vice President
                                       General Counsel and Secretary



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                                   SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                        WATSON AND WS ACQUISITION CORP.

     DIRECTORS AND EXECUTIVE OFFICERS OF WATSON. The following table sets forth information with respect to the executive officers and directors of Watson. Unless otherwise indicated, the current business address of each person is Watson Pharmaceuticals, Inc., 311 Bonnie Circle, Corona, CA 92880.

                                               POSITION WITH WATSON; PRINCIPAL OCCUPATION OR
       NAME AND BUSINESS ADDRESS                                EMPLOYMENT
----------------------------------------    -----------------------------------------------------
ALLEN Y. CHAO, PH.D.                        Director of Watson, Chief Executive Officer, President
                                            and Chairman of the Board of Watson

MICHAEL J. FEDIDA, J & J Pharmacy           Director of Watson and a registered pharmacist and
Cedar Chemists, Inc., 527 Cedar             owner or partial owner of several retail pharmacies.
Lane, Teaneck, New Jersey 07666

MICHAEL J. FELDMAN, D'Ancona &              Director of Watson and a partner of the law firm of
Pflaum, 111 E. Wacker Drive,                D'Ancona & Pflaum.
Suite 2800, Chicago, Illinois 60601

ALBERT F. HUMMEL, 5726 Avenida              Director of Watson and a partner in Affordable
Cantaria, P.O. Box 3407, Rancho Santa       Residential Communities. In addition, Mr. Hummel
Fe, California 92067                        is President of Pentech Pharmaceuticals, Inc.

RONALD R. TAYLOR, Enterprise Partners       Director of Watson and is a consultant to Cardinal
Venture Capital, 7979 Ivanhoe Avenue,       Health, Inc.
Suite 550, La Jolla, CA 92037

ANDREW L. TURNER, Sun Healthcare Group,     Director of Watson and Chairman and Chief Executive
Inc. 101 Sun Lane N.E., Albuquerque,        Officer of Sun Healthcare Group, Inc.
NM 87109

FRED G. WEISS, 16450 Maddalena Place,       Director of Watson and managing director of
Delray Beach, FL 33446                      FGW Associates.

MICHAEL E. BOXER                            Senior Vice President and Chief Financial Officer
                                            of Watson.

CHARLES D. EBERT, PH.D.                     Senior Vice President, Research and Development
                                            of Watson.

ROBERT C. FUNSTEN                           Senior Vice President, General Counsel and
                                            Secretary of Watson.

DAVID C. HSIA, PH.D.                        Senior Vice President, Scientific Affairs of Watson.

G. FREDERICK WILKINSON                      Chief Operating Officer and Senior Vice President,
                                            Sales and Marketing of Watson.


          DIRECTORS AND EXECUTIVE OFFICERS OF WS ACQUISITION CORP. The directors of WS Acquisition Corp. are Allen Y. Chao, G. Frederick Wilkinson and Michael E. Boxer. The executive officers of WS Acquisition Corp. are Allen Y. Chao (President), Michael E. Boxer (Chief Financial Officer and Treasurer), G. Frederick Wilkinson (Vice President) and Robert C. Funsten (Secretary).
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                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION


99.1 Credit Agreement, dated as of July 5, 2000 among Watson, SG Cowen Securities Corporation and Societe Generale, incorporated by reference from Watson's Registration Statement on Form S-4, filed on July 14, 2000.

99.2 Agreement and Plan of Merger, dated as of May 24, 2000, by and among Watson Pharmaceuticals, Inc., a Nevada corporation, WS Acquisition Corp., a Delaware corporation, and Schein Pharmaceutical, Inc., a Delaware corporation, incorporated by reference from Watson's Current Report on Form 8-K, filed on May 31, 2000.